                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                               ________________


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               November 29, 2000


                               ________________


                               IFCO SYSTEMS N.V.
                (Translation of registrant's name into English)


                         "Rivierstaete" Amsteldijk 166
                      1079 LH Amsterdam, The Netherlands
                   (Address of principal executive offices)


                               ________________



     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


               Form 20-F  X                       Form 40-F _____
                         ---


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                      Yes _____                     No  X
                                                       ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A.

Quarterly Report

     The registrant's Third Quarterly Report 2000 filed with the Frankfurt Stock Exchange on November 29, 2000, with respect to the three months and nine months ended September 30, 2000, is attached to this report as Appendix A.

Ad Hoc Disclosure

     The ad hoc disclosure filed by the registrant with the Frankfurt Stock Exchange on November 29, 2000, regarding the registrant's results of operations for the three months and nine months ended September 30, 2000, is attached to this report as Appendix B.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                IFCO SYSTEMS N.V.
                                (Registrant)


Date: November 30, 2000         By: /s/ Edward E. Rhyne
                                    --------------------------------------------
                                    Edward E. Rhyne
                                    Executive Vice President and General Counsel

                                                                      APPENDIX A

                           [IFCO Systems N.V. Logo]

                            Third Quarterly Report
                                     2000

                      IFCO SYSTEMS N.V. AND SUBSIDIARIES
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
            For the Three and Nine Months Ended September 30, 2000
                                     INDEX

                                                                                                                Page
                                                                                                                ----
General Information.........................................................................................       2
Condensed Consolidated Balance Sheets as of December 31, 1999 and September 30, 2000........................       3
Condensed Consolidated Statements of Operations for the Three and Nine Months Ended
   September 30, 1999 and 2000..............................................................................       4
Condensed Consolidated Statements of Comprehensive (Loss) Income for the Three and Nine Months Ended
   September 30, 1999 and 2000..............................................................................       5
Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 1999 and 2000.......       6
Notes to the Condensed Consolidated Financial Statements....................................................       7
Management's Discussion and Analysis of Financial Condition, Results of Operations and
   Business Outlook.........................................................................................      15

                              GENERAL INFORMATION

     IFCO Systems N.V. ("IFCO" or the "Company") was founded for the purpose of merging the IFCO Companies, which consisted of IFCO Systems Europe GmbH (formerly known as IFCO Europe Beteiligungs GmbH) ("IFCO Europe"), MTS Okologistik GmbH, and IFCO International Network Beteiligungsgesellschaft mbH ("IFCO International"), and their subsidiaries, with PalEx, Inc. and its subsidiaries, which subsequently changed its name to IFCO Systems North America, Inc. ("IFCO North America"). IFCO International was subsequently merged into IFCO Europe.

     With the completion of the merger on March 8, 2000, the IFCO Companies' round-trip container ("RTC") systems were combined with IFCO North America's pallet and industrial container operations. Round trip means that a container is used for the flow of products through one whole distribution cycle and then is reused multiple times. The Company's RTC operations are primarily in Europe and its pallet and industrial container operations are in North America.

     The Company is a leading provider of round-trip systems internationally, serving over 9,000 customers in 17 countries. IFCO believes it owns the largest pool of RTCs in Europe and it owns and manages a rental pool of over 1.6 million pallets in Canada, making it the second largest pallet rental pool owner and manager in North America. In addition, the Company is the largest provider of new and recycled pallets in North America and is the largest provider of industrial container services in North America.

     Operating results for interim periods are not necessarily indicative of the results for full years. The financial statements included herein should be read in conjunction with the related notes thereto and management's discussion and analysis and the audited Combined and Consolidated Financial Statements of IFCO Systems N.V. and Subsidiaries for each of the three years ended December 31, 1999, and as of December 31, 1998 and 1999, and related notes thereto, as filed with the Frankfurt Stock Exchange on May 31, 2000, in the Company's 1999 Annual Report (the "1999 Audited Financial Statements").

                      IFCO SYSTEMS N.V. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                       (In Thousands, Except Share Data)
                                  (Unaudited)

                                                                                                  December 31,      September 30,
                                                                                                      1999               2000
                                                                                                      ----               ----
                                    ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...................................................................    $ 12,240          $ 21,628
    Accounts receivable.......................................................................      64,809            99,312
  Inventories.................................................................................           -            17,160
  Net current assets of discontinued operations...............................................           -            23,397
  Other current assets........................................................................       4,591            32,551
                                                                                                  --------          --------
     Total current assets.....................................................................      81,640           194,048
PROPERTY, PLANT AND EQUIPMENT, net............................................................     167,678           245,903
GOODWILL AND OTHER INTANGIBLE ASSETS..........................................................          --           296,110
NET NONCURRENT ASSETS OF DISCONTINUED OPERATIONS..............................................          --            89,636
OTHER ASSETS..................................................................................      17,303             3,785
                                                                                                  --------          --------
     Total assets.............................................................................    $266,621          $829,482
                                                                                                  ========          ========

                     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term loans............................................................................    $    795          $      -
  Current maturities of long-term debt and related party loans................................      72,318             1,377
  Current maturities of capital lease obligations.............................................      10,329             7,725
  Refundable deposits.........................................................................      66,436            63,435
  Accounts payable, accrued expenses and other current liabilities............................      96,586            99,235
                                                                                                  --------          --------
     Total current liabilities................................................................     246,464           171,772
ACCUMULATED LOSSES IN EXCESS OF INVESTMENT IN EQUITY
 ENTITIES.....................................................................................       5,623                 -
LONG-TERM DEBT, net of current maturities.....................................................           -           316,732
CAPITAL LEASE OBLIGATIONS, net of current maturities..........................................      24,198            18,703
MINORITY INTEREST, PARTICIPATING AND REDEEMABLE PARTICIPATING
 RIGHTS.......................................................................................      30,008                 -
OTHER LONG-TERM LIABILITIES...................................................................           -            18,931
COMMITMENTS AND CONTINGENCIES.................................................................
STOCKHOLDERS' EQUITY:
  Ordinary shares,  2 nominal value, 25,000,000 and 100,000,000 authorized shares, respectively; 25,000 and 43,934,650 issued and outstanding,
    respectively..............................................................................          54            89,618
  Additional paid-in capital..................................................................      10,339           273,242
  Accumulated other comprehensive income:
     Foreign currency translation adjustment..................................................       2,672             9,149
  Accumulated deficit.........................................................................     (52,737)          (68,665)
                                                                                                  --------          --------
Total stockholders' equity....................................................................     (39,672)          303,344
                                                                                                  --------          --------
     Total liabilities and stockholders' equity...............................................    $266,621          $829,482
                                                                                                  ========          ========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                      IFCO SYSTEMS N.V. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (In Thousands, Except Share and Per Share Data)
                                  (Unaudited)

                                                                   Three Months Ended                    Nine Months Ended
                                                          -----------------------------------  -----------------------------------
                                                            September 30,      September 30,      September 30,     September 30,
                                                          ----------------   ---------------   -----------------   ---------------
                                                                  1999              2000                1999              2000
                                                          ----------------   ---------------   -----------------   ---------------
REVENUES  .............................................       $    38,527       $    98,865         $   112,260       $   243,655
COST OF GOODS SOLD, excluding depreciation  ...........            27,229            69,919              64,656           168,977
DEPRECIATION...........................................             7,475             9,196              26,415            24,006
                                                              -----------       -----------         -----------       -----------
  TOTAL COST OF GOODS SOLD.............................            34,704            79,115              91,071           192,983
                                                              -----------       -----------         -----------       -----------
     Gross profit......................................             3,823            19,750              21,189            50,672
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES...........             2,226            20,314              17,118            38,766
MERGER TRANSACTION EXPENSES............................               673                 -               1,918             1,283
GOODWILL AMORTIZATION..................................                71             1,793                 218             4,164
OTHER OPERATING EXPENSE (INCOME), NET..................               622               260                (529)               90
                                                              -----------       -----------         -----------       -----------
     Income from operations............................               231            (2,617)              2,464             6,369
INTEREST EXPENSE, NET..................................            (2,121)           (6,831)             (8,845)          (17,239)
FOREIGN CURRENCY (LOSS) INCOME, NET....................              (372)              166                (709)             (351)
LOSS FROM EQUITY ENTITIES..............................              (607)                -              (1,486)             (417)
OTHER INCOME (EXPENSE), NET............................               617              (373)               (212)             (781)
                                                              -----------       -----------         -----------       -----------
LOSS BEFORE INCOME TAXES AND MINORITY INTEREST.........            (2,252)           (9,655)             (8,788)          (12,419)
INCOME TAX PROVISION (BENEFIT).........................                51                15                  69              (589)
MINORITY INTEREST......................................             1,021                 -                 962                 -
                                                              -----------       -----------         -----------       -----------
Loss from continuing operations before
  extraordinary loss and cumulative effect of
  change in accounting principle.......................            (3,324)           (9,670)             (9,819)          (11,830)
(LOSS) INCOME FROM DISCONTINUED OPERATIONS.............                 -              (237)                  -               732
EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT.....                 -                 -                   -            (5,600)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
PRINCIPLE..............................................                 -                 -                   -               770
                                                              -----------       -----------         -----------       -----------
Net loss...............................................       $    (3,324)      $    (9,907)        $    (9,819)      $   (15,928)
                                                              ===========       ===========         ===========       ===========
LOSS PER SHARE FROM CONTINUING OPERATIONS --basic
  and diluted..........................................       $      (.17)      $      (.22)        $      (.49)      $      (.32)
(Loss) income from discontinued operations.............                 -              (.01)                  -               .02
Extraordinary item--loss on early extinguishments
  of debt..............................................                 -                 -                   -              (.15)
Cumulative effect of change in accounting
  principle............................................                 -                 -                   -               .02
                                                              -----------       -----------         -----------       -----------
NET LOSS PER SHARE --..................................       $      (.17)      $      (.23)        $      (.49)      $      (.43)
                                                              ===========       ===========         ===========       ===========
Weighted average shares used in computing net
  (loss) income per share - basic and diluted..........        20,000,000        43,252,803          20,000,000        37,169,482


  The accompanying notes are an integral part of these condensed consolidated financial statements.

                      IFCO SYSTEMS N.V. AND SUBSIDIARIES
       CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
                                (In Thousands)
                                  (Unaudited)


                                                             Three Months Ended                      Nine Months Ended
                                                     September 30,       September 30,       September 30,        September 30,
                                                     -------------       -------------       -------------       --------------
                                                          1999                2000                1999                 2000
                                                          ----                ----                ----                 ----
Net loss......................................          $(3,324)            $(9,907)            $(9,819)             $(15,928)
Other comprehensive (loss) income:............
  Foreign currency translation adjustment.....             (818)              4,336               2,919                 6,477
                                                        -------             -------             -------              --------
Comprehensive loss............................          $(4,142)            $(5,571)            $(6,900)             $ (9,451)
                                                        =======             =======             =======              ========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                            IFCO SYSTEMS N.V. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                      (In Thousands)
                                       (Unaudited)

                                                                                                      Nine Months Ended
                                                                                                      -----------------
                                                                                            September 30, 1999   September 30, 2000
                                                                                            ------------------   ------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss.................................................................................          $ (9,819)           $ (15,928)
   Adjustments to reconcile net loss to net cash provided by (used in) operating activities--
        Depreciation and amortization.......................................................            27,886               31,794
        Foreign currency exchange (loss) gain...............................................              (692)                 340
        Gain on sale of fixed assets........................................................                 -                 (121)
        Net proceeds from factoring.........................................................            28,650               24,503
        Losses from equity entities.........................................................               952                   97
        Extraordinary loss from extinguishment of debt......................................                 -                5,600
        Changes in operating assets and liabilities--
            Accounts receivable.............................................................           (31,137)             (39,233)
            Inventories.....................................................................            (2,026)               5,717
            Other current assets............................................................            (6,558)              (5,422)
            Accounts payable and accrued expenses...........................................            23,245              (30,940)
            Other assets and liabilities....................................................              (724)              (7,013)
                                                                                                      --------            ---------
   Net cash provided by (used in) operating activities......................................            29,777              (30,606)
                                                                                                      --------            ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of RTCs........................................................................           (30,257)             (39,014)
   Purchases of property, plant and equipment...............................................            (2,572)             (17,652)
   Proceeds from sale of fixed assets.......................................................                 -                  465
   Investment in equity entities............................................................               879                    -
   Purchase of intangible assets............................................................              (496)             (35,844)
   Purchase of investments carried at cost..................................................            (2,266)                (480)
   Cash paid for business acquisitions, net of cash acquired................................                 -             (164,042)
                                                                                                      --------            ---------
            Net cash used in investing activities...........................................           (34,712)            (256,567)
                                                                                                      --------            ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term debt and related party loans.....................................            11,387              429,869
   Payments on long-term debt and related party loans.......................................           (10,998)            (296,609)
   Payments of indebtedness of purchased companies..........................................                 -              (24,026)
   Payments on capital lease obligations....................................................            (4,872)              (8,007)
   Payments for termination of participating rights.........................................                 -               (3,206)
   Net proceeds from issuance of common stock...............................................                 -              195,252
   Net proceeds from exercise of stock options..............................................                 -                6,821
   Repayment to former partners.............................................................                 -               (1,433)
                                                                                                      --------            ---------
            Net cash (used in) provided by financing activities.............................            (4,483)             298,661
                                                                                                      --------            ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS................................            (2,564)              (2,100)
                                                                                                      --------            ---------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS........................................           (11,982)               9,388
   CASH AND CASH EQUIVALENTS--beginning of period...........................................            23,642               12,240
                                                                                                      --------            ---------
   CASH AND CASH EQUIVALENTS--end of period.................................................          $ 11,660            $  21,628
                                                                                                      ========            =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid for--
     Interest...............................................................................          $  9,136            $  19,515
                                                                                                      ========            =========
     Income taxes...........................................................................          $     62            $     244
                                                                                                      ========            =========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                      IFCO SYSTEMS N.V. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              SEPTEMBER 30, 2000
                                  (Unaudited)


1. BASIS OF PRESENTATION

  IFCO Systems N.V. (the "Company" or "IFCO"), which was incorporated under the laws of the Netherlands on March 31, 1999, is a holding company for IFCO Systems Europe GmbH (formerly known as IFCO Europe Beteiligungs GmbH) and its subsidiaries ("IFCO Europe") and IFCO Systems North America, Inc. (formerly known as PalEx, Inc.) and its subsidiaries ("IFCO North America"), which was acquired by merger (the "Merger") and accounted for as a purchase on March 8, 2000 concurrently with the Company's initial public offering and related transactions. As such, IFCO North America's results of operations for the period from March 8, 2000 are included in the accompanying condensed consolidated financial statements. At the time of the Merger, the Company was also a holding company for MTS Okologistik GmbH ("MTS"), which subsequently became a subsidiary of IFCO Europe, and IFCO International Network Beteiligungsgesellschaft mbH (formerly known as Schoeller International Logistics Beteiligungsgesellschaft mbH) ("IFCO International", and together with IFCO Europe and MTS, the "IFCO Companies"), which subsequently merged into IFCO Europe.

  The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles. Unless otherwise noted, all amounts are shown in U.S. dollars, which IFCO has elected as its reporting currency. The Company's assets, liabilities, revenues, and expenses are subject to exchange rate fluctuations between the U.S. dollar and the Deutsch mark (as indexed to the euro), since the Deutsch mark is the primary functional currency of the Company's European operations. Exchange rate fluctuations occur, to a lesser extent, as a result of certain subsidiaries operating in other countries and using other functional currencies.

  The IFCO Companies have been identified as the accounting acquiror for financial reporting purposes.

The Company

  IFCO Europe, a German company that is 100% owned by the Company, is involved in the organization and administration of the purchase, distribution and leasing of round-trip container ("RTC") systems in Germany and other European countries. The RTCs are leased primarily to producers of fresh fruit and vegetables in exchange for a one-time usage fee. The producers' goods are transported in the RTCs to various intermediaries and ultimately retailers for sale to consumers. IFCO Europe delivers the empty RTCs to customers' bulk warehouses and collects the empty RTCs from regional service points, where the RTCs are transported to the Company's depots and cleaned for reuse.

  MTS, a German company that is now 100% owned by IFCO Europe, was established in 1992 and offers a reusable packing system for dry goods sold primarily by retailers. MTS's business processes are generally similar to those of IFCO Europe.

  IFCO International, a German company that was 100% owned by the Company and subsequently merged into IFCO Europe, was established in 1994 to hold ownership interests in RTC systems in the United States, Argentina and Japan. The operation in Argentina is wholly owned by a subsidiary and is consolidated within IFCO Europe. A subsidiary of IFCO Europe also owns a 33% ownership investment in the Japanese operations. The operation in Japan is accounted for under the equity method. Effective with the date of the Merger, the Company now owns 100% of IFCO-U.S., L.L.C. ("IFCO-U.S."), which operates the Company's RTC system in the United States. The business processes of these international operations are generally similar to those of IFCO Europe.

  IFCO North America, a U.S. company that is 100% owned by the Company, was founded in January 1996 to create a nationwide provider of pallet products and related services. Between the time of its founding and October 1998, IFCO North America acquired, either directly or through other subsidiaries, 27 companies, three of which were its founding companies and eight of which are engaged in the reconditioning and rebuilding of industrial steel containers. One is engaged in the rental of pallets in Canada.

                      IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

  The Company's headquarters are located in Amsterdam, the Netherlands. Its European operations headquarters are in Pullach, Germany, and its North American operations headquarters are in Houston, Texas. There are operations in approximately 66 locations in Europe, 11 locations in Japan, 6 locations in Argentina and 96 locations in North America.

  The accompanying unaudited condensed consolidated financial statements are prepared pursuant to the rules and regulations for reporting interim results for companies listed on the SMAX segment of the Frankfurt Stock Exchange. Accordingly, certain information and footnotes required by United States generally accepted accounting principles for complete financial statements are not included herein. The Company believes all adjustments necessary for a fair presentation of these interim statements have been included. The interim statements should be read in conjunction with the 1999 Audited Financial Statements.

The Merger and Initial Public Offering

  In March 2000, IFCO completed the merger of PalEx, Inc. ("PalEx") with and into Silver Oak Acquisition Corp., IFCO's newly formed, wholly owned subsidiary, which initially changed its name to "PalEx, Inc." and subsequently to "IFCO Systems North America, Inc." As a result of the Merger and related transactions, IFCO owned all of the stock of the IFCO Companies and IFCO North America. In the Merger, PalEx stockholders received merger consideration with a total value of $9.00 per share consisting of cash and/or the Company's ordinary shares for each share of PalEx common stock. The total merger consideration for all the shares of PalEx common stock was $71.4 million in cash and 7.4 million of IFCO's ordinary shares based on elections by PalEx stockholders and adjustments pursuant to the Merger agreement. The total consideration for the Merger was $184.5 million for the PalEx common stock plus the assumption of debt of PalEx, which was $153.5 million as of March 8, 2000.

  In connection with the Merger, IFCO also completed an initial public offering of 13.0 million ordinary shares in March 2000 and subsequently issued an additional 1.95 million ordinary shares upon the underwriters' exercise of their overallotment option (collectively, the "IPO"). The total net proceeds to the Company from and at the time of the IPO, including the exercise of the overallotment option, were $210.0 million. Effective March 8, 2000, the Company issued 10 5/8% Senior Subordinated Notes Due 2010 ("Senior Subordinated
Notes") in the principal amount of [euro]200.0 million ($176.7 million, based on exchange rates at September 30, 2000). The net proceeds from the IPO, the net proceeds from the Senior Subordinated Notes, borrowings from the Company's new senior credit facility, along with cash on hand, were used to repay a substantial portion of the debt of the IFCO Companies and PalEx, to pay the cash portion of the merger consideration to PalEx stockholders in the amount of $71.4 million, to fund the cash payment due to GE Capital Corporation ("GE Capital") described below, and to fund IFCO's purchase of the remaining joint venture interest in IFCO-U.S.

  In addition, IFCO, together with Schoeller Logistics Industries GmbH ("Schoeller Industries"), the shareholders of Schoeller Industries, Schoeller Plast Industries GmbH, and Gebruder Schoeller Beteiligungsverwaltungs GmbH, each of which are related parties by common ownership, entered into the Option Release and IPO-Facilitation Agreement with GE Capital and General Electric Erste Beteiligungs GmbH ("GE Erste"), in connection with the Merger and the IPO. Pursuant to that agreement, Schoeller Logistic Technologies Holding GmbH ("SLT"), an affiliate shareholder of the Company, issued a DM45.0 million, or approximately $20.0 million (based on exchange rates as of November 17, 2000), convertible debenture to GE Erste in exchange for the contribution of the preferential share of IFCO Europe owned by GE Erste. SLT then contributed this preferred share to the Company and the Company has recorded this contribution as additional paid-in capital.

  The Company also paid GE Capital DM43.0 million (as of March 8, 2000), or approximately $21.0 million, out of the net proceeds of the IPO, the offering of the Senior Subordinated Notes, and the initial borrowings under the new senior credit facility in consideration of the release of GE Capital's and GE Erste's options and other rights to purchase shares of the IFCO Companies.

                      IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Effective March 1, 2000, the Company issued a total of 3,995,000 (19,975,000 split effected) common shares in connection with the contribution of IFCO Europe, MTS, and IFCO International to IFCO.

  On March 8, 2000, the Company repaid the remaining outstanding balance under its previous senior facility agreement in the amount of DM119 million ($58.4 million) and repaid the remaining balance under the previous senior subordinated agreement in the amount of DM35 million ($17.2 million).

  On March 8, 2000, in connection with the IPO and the refinancing of IFCO, the Company made a payment of DM8.0 million ($3.2 million) to Schoeller Plast Industries GmbH for the termination of participating rights. This payment was an estimate of the amount required to terminate the participating rights. The Company will be reimbursed by the participating rights holder for an overpayment of approximately DM1.7 million ($0.8 million).

  On March 8, 2000, the Company paid DM2.8 million ($1.4 million) to terminate the redeemable participating rights held in IFCO International.

  On March 8, 2000, the Company repaid all short-term related party loans.

  Prior to the Merger, during the three months ended March 31, 2000, the Company declared a five-for-one ordinary share split. Ordinary shares authorized, issued and outstanding have been restated on the accompanying condensed consolidated balance sheets to reflect the split. Nominal value was changed from [euro]10 to [euro]2.

  Discontinued Operations

  Upon acquisition of PalEx, the Company continued its assessment of the alignment of PalEx's site infrastructure and operations with IFCO's logistics systems and services businesses. The Company's core systems and services businesses are largely dependent upon plant site locations rather than pallet manufacturing activity, which is not logistics systems and services and, in management's opinion, is not a growth business. The Company's strategic goals include the growth and development of its systems and services businesses. The Company has determined that its management efforts and available capital will be more profitably applied to its systems and services segment, and, accordingly, management has committed to a plan to divest substantially all of its pallet manufacturing operation. The Company has retained Batchelder & Partners, Inc. to assist in the divestiture of its new pallet operation. Negotiations with a limited number of buyers will commence before the end of the first quarter of 2001 with the intent of completing the divestiture in the first half of 2001. The proceeds of the sale of the manufacturing segment will be used to repay indebtedness or reinvested into the systems and services segment. The sale is subject to the approval of the Company's senior secured lenders (see note 4).

  Revenues relating to discontinued operations were $41.2 million and $97.1 million for the three and nine months ended September 30, 2000, respectively. The income (loss) from discontinued operations includes an allocation of interest expense of $1.3 million and $3.1 million for the three and nine months ended September 30, 2000. This allocation was calculated based upon the percentage of net assets of the discontinued operations in relation to net assets of the total Company plus consolidated debt applied to allocable interest expense.

  Certain reclassifications have been made to the nine months ended September 30, 2000 income from discontinued operations to reflect conformity between the three months ended June 30, 2000 and September 30, 2000. This reclassification resulted in additional income from discontinued operations of $0.9 million for the nine months ended September 30, 2000.

  The Company's continuing operations will consist of RTC distribution, leasing and management, drum reconditioning, pallet services, pallet distribution for national customers and pallet leasing and systems. The Company will endeavor to maintain a close strategic relationship with the prospective buyers of the manufacturing segment, which could serve as a source of pallets for the Company's pallet leasing and distribution activities.

                      IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

  The accompanying Unaudited Condensed Consolidated Financial Statements as of September 30, 2000 have been prepared to reflect the prospective divestiture of the Company's pallet manufacturing operations and are shown as Net Current and Net Noncurrent Assets of Discontinued Operations in the Condensed Consolidated Balance Sheet and Income (Loss) from Discontinued Operations in the Condensed Consolidated Statements of Operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The Company maintains its accounting records using a calendar year, except for IFCO North America, which uses a 52/53 week year ending on the last Sunday in December.

  Except as discussed in the following paragraphs, there has been no significant change in the accounting policies of the Company during the periods presented. For a description of these policies, refer to Note 2 of Notes to the 1999 Audited Financial Statements.

  The Company undertook a comprehensive review of its RTC refurbishment cost capitalization policies during the first quarter of 2000. The results of this review led the Company to conclude that it should adopt the accounting method that it believes most fairly matches the cost of refurbishing RTCs with the revenue cycle of RTCs. Previously, the Company charged cost of sales for refurbishing costs at the end of the RTC trip cycle. The Company now charges costs of sales for refurbishing expenses when the RTC begins the trip cycle. The reasoning underlying this change in accounting policy is that refurbishing the RTC prepares it for the next trip cycle. While the accounting policy for refurbishing costs previously followed by the Company was in accordance with generally accepted accounting principles, the new policy is preferable. Accordingly, this has been presented as a cumulative change in accounting principle in the accompanying statement of operations as a credit of $0.8 million ($.02 per share).

  The Company continues to make periodic assessments of the useful life of its RTC pool. The Company relies on historical information to determine estimates of future crate breakage and takes this information into consideration in determining an appropriate useful life for depreciating the RTC pool.

  Certain reclassifications were made to conform prior years data with the current presentation.

3. GOODWILL RELATED TO THE MERGER

  The acquisition of PalEx and the remaining interest in IFCO-U.S. were accounted for as purchases and have been reflected in the Company's financial statements as of March 8, 2000. The aggregate consideration paid in these transactions was $94.6 million in cash and 7.4 million of the Company's ordinary shares with a fair value of approximately $110.7 million based on the initial public offering price of the ordinary shares. The accompanying balance sheet as of September 30, 2000 includes preliminary allocations of the purchase price. The allocations resulted in approximately $236.1 million in goodwill. The goodwill from the purchase of PalEx and remaining interest in IFCO-U.S. is being amortized over 30 years.


4. LONG-TERM DEBT

  On the closing date of the IPO and the Merger, IFCO and IFCO North America entered into a new syndicated, secured senior credit facility, which was amended and restated on March 31, 2000, to complete the syndication. The syndicate of banks, financial institutions, and other entities includes Canadian Imperial Bank of Commerce and Bank One, Texas, NA. IFCO North America is the borrower, and IFCO and IFCO's other subsidiaries are guarantors. CIBC World Markets Corp. and Bank One Capital Markets, Inc., are the co-arrangers, and Bank One, Texas, NA is also the administrative agent. The new senior credit facility replaced the former credit facilities of IFCO Europe discussed below and PalEx's senior credit facility, the outstanding balances of all of which were repaid in March 2000 with cash on hand, the net proceeds of the IPO and the offering of the Senior Subordinated Notes discussed below, and initial borrowings under the new senior credit facility.

                      IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

  The results of operations for the nine months ended September 30, 2000 include an extraordinary loss on the extinguishment of debt of $5.6 million. The loss occurred as a result of the write-off of unamortized deferred bank fees and other charges related to credit facilities that were paid off in conjunction with the merger and related transactions.

  The new senior credit facility provides for borrowings of up to $235.0 million and consists of (1) a multi-draw term loan facility in an aggregate principal amount of up to $108.75 million and (2) a revolving credit facility providing for revolving loans to IFCO North America of up to $126.25 million. The term loan may be borrowed in up to 20 drawings commencing on the closing date of the IPO and the Merger and ending on the third anniversary of the closing date. The term loan facility may be used only to finance permitted acquisitions. Permitted acquisitions include any acquisition in which the total consideration paid does not exceed $25.0 million. Pursuant to the new senior credit facility, the Company obtained consent for three acquisitions completed during the three months ended September 30, 2000 with an aggregate purchase price of $89.5 million. In connection with obtaining this consent, the new senior credit facility was amended as of July 31, 2000, so that the aggregate amount of consideration IFCO or its subsidiaries pay in connection with permitted acquisitions during any consecutive 12-month period may not exceed $50.0 million.

  There was $133.0 million outstanding under the new senior credit facility as of September 30, 2000, which includes [euro]51.1 million advanced to the Company's European operations, or $43.5 million (based on exchange rates at November 17, 2000), at September 30, 2000.

  IFCO North America is able to draw on the revolving credit facility through the third anniversary of the closing date of the Merger and the IPO. The revolving credit facility matures on the sixth anniversary of the closing date. The revolving credit facility may be utilized to make capital expenditures and to finance the working capital needs of IFCO and its subsidiaries in the ordinary course of business and to pay fees and expenses related to the merger transactions. The borrowing base under the revolving credit facility is based on a percentage of IFCO's eligible accounts receivable, eligible inventory, and eligible RTCs. Eligible accounts receivable excludes accounts receivable in certain European countries in which a security interest in such receivables cannot be perfected. Eligible inventory includes pallets that IFCO and its subsidiaries own for lease to third parties. Eligible RTCs include those RTCs owned by IFCO-U.S.

  The outstanding amounts under the term loan and the revolving credit facility, as well as the swingline facility described below, bear interest at interest rates determined based upon the Company's consolidated total leverage ratio, which is defined in the new senior credit facility, and changes quarterly commencing September 30, 2000. The rates range from a high of 300 basis points over LIBOR and 200 basis points over prime rate, if the Company's consolidated total leverage ratio is greater than 3.25, to a low of 200 basis points over LIBOR and 100 basis points over prime rate, if the Company's consolidated total leverage ratio is less than 1.75. The new senior credit facility establishes a 25 basis point increase if the consolidated total leverage ratio is 1.75 to less than 2.25 and a similar increase for each .50 increase in the consolidated total leverage ratio. Generally the Company may elect one-, two-, three- and six-month LIBOR. As of September 30, 2000 the outstanding debt under the term loan and revolving credit had a weighted average interest rate of 8.85%.

  The outstanding amounts under the term loan and the revolving credit facility are repayable in 12 consecutive quarterly installments commencing in June, 2003 in an aggregate amount for each 12-month period equal to 20% in the first period, 30% in the second period, and 50% in the third period.

  IFCO North America has available to it a multi-currency swingline facility for short-term borrowings denominated in certain readily available and freely tradable currencies in an amount not to exceed $50.0 million and a dollar swingline facility in an amount not to exceed $25.0 million. Any multi-currency swingline loan or dollar swingline loan reduces availability under the revolving facility on a dollar-for-dollar basis. IFCO North America may obtain letters of credit, in an aggregate amount not in excess of $25.0 million of the revolving facility, issued by Canadian Imperial Bank of Commerce and Bank One, NA. Drawings under any letter of credit will be reimbursed by IFCO North America on the same business day.

  IFCO North America's obligations under the new senior credit facility are guaranteed by IFCO and substantially all of its existing subsidiaries and each of its future direct and indirect subsidiaries, other than subsidiaries deemed immaterial by the administrative agent. The new senior credit facility and the guarantees are secured by a perfected first priority security interest in all of the loan parties' substantial tangible and intangible assets, except for those assets the co-lead arrangers determine in their sole discretion that the cost of obtaining the security interest are excessive in relation to the value of the security.

                      IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

  The new senior credit facility contains a number of covenants that, among other things, limit IFCO's and its subsidiaries' ability to dispose of assets, incur additional debt, merge or consolidate, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans, or advances, make acquisitions, make capital expenditures, prepay debt, or engage in certain transactions with affiliates, and otherwise restricts certain corporate activities. In addition, the new senior credit facility requires that IFCO and its subsidiaries comply with specified ratios and tests, including a minimum net worth test, a fixed charge coverage ratio, an interest coverage ratio, a leverage ratio, and a minimum EBITDA requirement. At September 30, 2000, the Company was in compliance with all covenants of the new senior secured credit facility, as amended.

  The new senior credit facility contains customary events of default, including non-payment of principal, interest, or fees, material inaccuracy of representations and warranties, violation of covenants, cross-default to certain other debt, certain events of bankruptcy and insolvency, certain events under ERISA, material judgments, actual or asserted invalidity of any guarantee, security document, subordination provision, or security interest, and a change of control in certain circumstances.

  The new senior credit facility permits specified levels of receivable factoring. During 1994, IFCO Europe had entered into a factoring agreement under which IFCO Europe could offer all of its trade receivables to a factoring agent. Under the factoring agreement, the sales price is the nominal value of the receivable less a factoring fee of 0.6% of the nominal value of the factored receivables. The factoring agent has the right to collect the receivables and bears the collection risk. The factoring agent is required to remit 75% of the factored receivables to IFCO Europe. The remainder, less the factoring charge, is held in an escrow account and is remitted to IFCO Europe following collection. The interest rate on cash advances relating to factored receivables is based on the three-month EURIBOR rate plus 1.25%, or 6.25% as of September 30, 2000. IFCO Europe factored approximately 44% of its revenues and incurred factoring and interest charges of $0.8 million and $2.6 million for the three and nine months ended September 30, 2000, respectively.

  On March 8, 2000, IFCO issued [euro]200.0 million principal amount of Senior Subordinated Notes, which translates to approximately $170.3 million, based on exchange rates at November 17, 2000, in a private placement. The total net proceeds to the Company from the issuance of the Senior Subordinated Notes were $184.7 million. The Senior Subordinated Notes mature on March 15, 2010. Interest at the rate of 10 5/8% per year from the date of issuance is payable semiannually in arrears on each March 15 and September 15, commencing September 15, 2000. The Senior Subordinated Notes are not secured, but are guaranteed by the Company's material subsidiaries. The notes and the guarantees rank behind all of IFCO's existing and future senior debt, including IFCO's obligations under the new senior credit facility. The indenture governing the Senior Subordinated Notes contains a number of significant covenants, which restrict IFCO's corporate and business activities, including its ability to dispose of assets, incur additional debt, prepay other debt, pay dividends, repurchase or redeem capital stock, enter into specified investments or create new subsidiaries, enter in to sale and lease-back transactions, make specific types of acquisitions, engage in mergers or consolidations, create liens, or engage in certain transactions with affiliates.

  At September 30, 2000, IFCO had entered into several capital lease agreements resulting in total capital lease obligations of $26.4 million.

5. NET LOSS PER SHARE

     Net loss per share--basic for the three and nine months ended September 30, 2000 was computed using weighted average shares (the shares issued in the IPO, the shares issued to the stockholders of PalEx, the shares allocated for future transfers to shareholders of the Company's Canadian subsidiary, the shares issued to the former shareholders of IFCO Europe, MTS and IFCO International, the shares issued in conjunction with those acquisitions made during the three months ended September 30, 2000 and the shares issued through September 30, 2000 pursuant to the exercise of stock options). Net loss per share--basic for the three and nine months ended September 30 1999 was computed using the 20,000,000 outstanding ordinary shares, which were issued to the existing IFCO Companies' shareholders prior to the Merger and reflects the five-for-one ordinary share split. The effect of unexercised stock options determined under the treasury method was anti-dilutive and therefore excluded for the three and nine months ended September 30, 2000 and 1999.

                      IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

     In conjunction with the Merger, each option to purchase PalEx common stock that was outstanding on the date of the Merger was converted into an option to purchase a certain number of ordinary shares of IFCO, as determined by the definitive agreement providing for the Merger. The PalEx options became immediately vested upon completion of the Merger and conversion to IFCO options.

6. COMMITMENTS AND CONTINGENCIES

   Potential Environmental Liabilities

     In February 1998, a subsidiary of PalEx acquired Drum Service of Florida ("DSF"), a steel drum reconditioning company with a facility in Zellwood, Florida. DSF is a wholly-owned subsidiary of PalEx Container Systems, Inc., a wholly owned subsidiary of PalEx ("PCS"). In 1982, DSF was notified by the U.S. Environmental Protection Agency (the "EPA") and the Florida Department of Environmental Regulation (the "DER") that they believed that DSF might be a potentially responsible party ("PRP") regarding the Zellwood Groundwater Contamination Site in Orange County, Florida (the "Zellwood Site"). The Zellwood Site was designated a "Superfund" environmental clean-up site after the DER discovered arsenic contamination in a shallow monitoring well adjacent to it. The DSF facility is a portion of the 57 acres constituting the Zellwood Site. The Company believes that DSF and its former shareholders were among approximately 25 entities and individuals identified as PRPs by the EPA.

     Between March 1990 and July 1996, the EPA issued various unilateral administrative orders and notices to DSF and various other PRPs. Those orders and notices demanded reimbursement from PRPs of approximately $2 million of the EPA's costs regarding the Zellwood Site and requested the PRPs to accept financial responsibility for additional clean-up efforts. During that time, the EPA estimated that the cost of the selected remedy for soil at the Zellwood Site would be approximately $1 million and the cost of the selected remedy for groundwater at the Zellwood Site would be approximately $5.1 million. DSF and the other PRPs did not agree to the EPA's demands or agree to fund any additional clean-up. In April 1997, the EPA issued an order unilaterally withdrawing its previous orders.

       On June 12, 1998 a suit was filed in the United States District Court for the Middle District of Florida (Orlando Division) against DSF and certain other PRPs with respect to the Zellwood Site (United States of America v. Drum Service Co. of Florida, John Michael Murphy, Douglass Fertilizer & Chemical, Inc., et, al., Civil No. 98-687-Civ-Orl-22C) (the "Zellwood Suit"). In this lawsuit, the EPA is seeking reimbursement of costs incurred at the Zellwood Site during the past 17 years and a declaratory judgment for future response costs.

     DSF has maintained comprehensive general liability insurance coverage for over 25 years, and a number of the policies providing such coverage did not contain exclusions for environmental contamination. DSF has notified the insurers that issued such policies of the EPA's claims regarding the Zellwood Site and the commencement of the Zellwood Suit. An insurer under one of such policies has now agreed to pay DSF's legal fees and expenses in defending the EPA lawsuit and to reimburse DSF for past legal fees and expenses. In addition, the former shareholders of DSF have agreed with DSF and IFCO North America to bear liabilities and expenses with respect to the Zellwood Site, to the extent such liabilities exceed DSF's and IFCO North America's insurance recoveries.

     DSF and several other PRPs are currently negotiating with the EPA to settle the Zellwood Suit. DSF intends to vigorously defend the Zellwood Suit and pursue its insurance coverage with respect to losses and expenses incurred in connection with the Zellwood Site. Although there can be no assurance as to any ultimate liability of DSF under the Zellwood Suit, the amount of recoveries from other PRPs or the insurance coverage, or the amount of insurance recoveries, the Company's management believes that DSF's insurance coverage, recoveries from other PRPs and the obligations of DSF's former shareholders will be adequate to cover any liability or expenses of DSF arising from the Zellwood Suit. The accompanying consolidated balance sheet as of September 30, 2000 includes a $2.0 million receivable from a former shareholder of DSF and a corresponding amount in other long-term liabilities.

                      IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

7. RELATED PARTY TRANSACTIONS

Marketing and promotional cost and expense reimbursement

     On July 13, 2000, the Company entered into an agreement with Schoeller Plast AG in which Schoeller Plast AG agreed to share in the costs related to the strategic growth of the RTC leasing and supply business in North America after the date of the Merger. Accordingly, the results of operations for the nine months ended September 30, 2000 include a reduction of selling, general and administrative expenses of $2.0 million to reflect a reimbursement by Schoeller Plast AG of marketing and promotional costs and expenses incurred by the Company in North America for its efforts in expanding the RTC leasing and supply business. The Company was a party to a similar agreement with Schoeller Plast AG during 1999, during which the Company received approximately $3.3 million for reimbursement of costs and expenses.

Trade credit terms

     IFCO has historically purchased the majority of its RTCs through single-year contracts with Schoeller Plast Industries GmbH. During 1997, the Company entered into a ten-year supply agreement with Schoeller Plast Industries GmbH (which was subsequently assigned to Schoeller Plast AG) to provide substantially all of the Company's plastic RTCs. Schoeller Plast AG's unit prices are a function of their weight, the price for granulate and the actual quantity purchased by IFCO. There is not a minimum purchase requirement. Changes in pricing may occur when Schoeller Plast AG's production costs vary by more than 15%, as defined in the agreement. This supply agreement also states that the Company is to receive a fixed price per kilogram for broken RTCs that are recollected from the Company by Schoeller Plast AG. During the three months ended September 30, 2000, the Company and Schoeller Plast AG renegotiated the terms upon which the Company would pay Schoeller Plast AG for RTCs in connection with Schoeller Plast AG's agreement to undertake additional RTC production and service responsibilities for the Company. Through November 30, 2000 the Company will pay for RTCs within 15 days after their manufacture by Schoeller Plast AG. After November 30, 2000, the Company's payment terms for RTCs extend to 30 to 60 days after receipt of the RTCs. The Company purchased $39.0 million and $30.3 of RTCs from Schoeller Plast AG for the nine months ended September 30, 2000 and 1999, respectively.

Consulting arrangement

     The Company has entered into a consulting arrangement with Schoeller Logistics Industries GmbH, which requires the payment of $375,000 per quarter for management advisory services, costs and expenses.

8. ACQUISITIONS

   During the three months ended September 30, 2000, the Company acquired three pallet recycling companies and one drum reconditioning company. These acquisitions were accounted for as purchases and the purchase prices included a combination of cash, the Company's ordinary shares, and subordinated promissory notes, with a total value of approximately $97.0 million. Annual combined revenues of these four acquisitions for the year ended December 31, 1999 totaled $94.3 million.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION,
                  RESULTS OF OPERATIONS, AND BUSINESS OUTLOOK

Introduction

     The following discussion should be read in conjunction with the 1999 Audited Financial Statements of IFCO.

     IFCO, which was incorporated under the laws of the Netherlands on March 31, 1999, is a holding company for IFCO Europe and IFCO North America and their subsidiaries. IFCO North America and its subsidiaries were acquired by the Merger on March 8, 2000 concurrently with the Company's IPO and related transactions.

Results Of Operations

     The results of operations for the periods presented in the accompanying financial statements include, (i) for the 1999 periods, the IFCO Companies, and
(ii) for the 2000 periods, (a) IFCO and its wholly owned subsidiaries, (b) the results of operations of IFCO North America and IFCO-U.S. from the date of their acquisitions effective March 8, 2000, and (c) the results of operations of those companies acquired by IFCO North America during the three months ended September 30, 2000 from their respective dates of acquisition, all prepared in accordance with U.S. generally accepted accounting principles.

     Results may be materially affected by the timing and magnitude of acquisitions, assimilation of costs, costs of opening new facilities, gain or loss of a material customer, variation in product mix, and weather conditions. Accordingly, the operating results for any interim period are not necessarily indicative of the results that may be achieved for any subsequent period or for a full fiscal year.

     The functional currency is the local currency of each subsidiary. The Company has selected the U.S. dollar as its reporting currency. The financial statements of the Company's operations that are not denominated in U.S. dollars are translated using the exchange rate as of the balance sheet date for assets and liabilities and a weighted average exchange rate for the reported amounts of revenues, expenses, gains, and losses during the reporting period.

Three Months Ended September 30, 2000 Compared to Three Months Ended September 30, 1999

     The following table sets forth certain selected historical financial data as a percentage of revenues for the periods indicated (dollars in thousands):

                                                                               Three Months Ended
                                                                               ------------------
                                                                September 30, 1999             September 30, 2000
                                                                ------------------             ------------------
Revenues................................................         $38,527          100.0%       $98,865           100.0%
Cost of goods sold......................................          34,704           90.1         79,115            80.0
                                                                 -------          -----        -------          ------
Gross profit............................................           3,823            9.9         19,750            20.0
Selling, general and administrative expenses............           2,226            5.8         20,314            20.5
Merger transaction expenses.............................             673            1.7              -               -
Goodwill amortization...................................              71            0.2          1,793             1.8
Other operating expense, net............................             622            1.6            260             0.3
                                                                 -------          -----        -------          ------
Income from operations..................................             231            0.6         (2,617)           (2.6)
Interest expense, net...................................          (2,121)          (5.5)        (6,831)           (6.9)
Foreign currency (loss) income, net.....................            (372)          (1.0)           166             0.1
Loss from equity entity.................................            (607)          (1.6)             -               -
Other income (expense), net.............................             617            1.6           (373)           (0.4)
                                                                 -------          -----        -------          ------
Loss before income taxes and minority interest..........          (2,252)          (5.9)        (9,655)           (9.8)
Income tax provision....................................              51            0.1             15               -
Minority interest.......................................           1,021            2.6              -               -
                                                                 -------          -----        -------          ------
Loss from continuing operations before extraordinary
 loss and cumulative effect of change in accounting
 principle..............................................          (3,324)          (8.6)        (9,670)           (9.8)
Loss from discontinued operations.......................               -              -           (237)           (0.2)
                                                                 -------          -----        -------          ------
Net loss................................................         $(3,324)          (8.6)%      $(9,907)          (10.0)%
                                                                 =======          =====        =======          ======

     Revenues increased by $60.4 million, or 156.9%, to $98.9 million for the three months ended September 30, 2000 from $38.5 million for the three months ended September 30, 1999. The increase in revenues is primarily attributable to the operations of IFCO North America and IFCO-U.S., which were acquired by IFCO in or at the time of the Merger. Revenues for IFCO North America and IFCO-U.S. were $56.9 million for the three months ended September 30, 2000. Revenues for those companies acquired during the three months ended September 30, 2000 were $6.1 million from their respective dates of acquisition. Revenues for the Company's European operations increased by $3.0 million, but was offset by a $5.6 million reporting currency decrease caused by the effect of the decline in the exchange rate between the euro and the U.S. dollar.

     Gross profit increased by $16.0 million to $19.8 million for the three months ended September 30, 2000 from $3.8 million for the three months ended September 30, 1999. Gross profit for IFCO North America and IFCO-U.S. was $10.9 million for the three months ended September 30, 2000. Gross profit for those companies acquired during the three months ended September 30, 2000 totaled $2.8 million from their respective dates of acquisition. Gross profit for the three months ended September 30, 2000 for the Company's European operations increased by $3.2 million over the three months ended September 30, 1999, but was offset by a $0.9 million reporting currency decrease caused by the effect of the decline in the exchange rate between the euro and the U.S. dollar. The increase in gross profit for the Company's European operations is attributable to revised estimates of the useful lives of RTCs and the resulting decrease in depreciation for the three months ended September 30, 2000 as compared to the three months ended September 30, 1999.

     Selling, general and administrative expenses increased by $18.1 million to $20.3 million for the three months ended September 30, 2000 from $2.2 million for the three months ended September 30, 1999. Selling, general and administrative expenses for IFCO North America, IFCO-U.S. and corporate administrative expenses for the parent company, IFCO Systems N.V. were $11.6 million for the three months ended September 30, 2000. There were no significant corporate administrative expenses for IFCO Systems N.V. for the three months ended September 30, 1999. Selling, general and administrative expenses for those companies acquired during the three months ended September 30, 2000 were $1.7 million from their respective dates of acquisition. Selling, general and administrative expenses for the Company's European operations for the three months ended September 30, 2000 increased by $5.9 million compared to the three months ended September 30, 1999, but were offset by a $1.1 million effect of the decline in the exchange rate between the euro and the U.S. dollar. The increase in selling, general and administrative expenses for the Company's European operations for the three months ended September 30, 2000 was due to increased administrative infrastructure spending incurred in conjunction with the Merger and in preparation for the planned growth of the Company.

     Amortization of goodwill increased to $1.8 million for the three months ended September 30, 2000, primarily due to the acquisition of IFCO North America and IFCO-U.S., which were accounted for as purchases.

     Interest expense, net, increased from $2.1 million for the three months ended September 30, 1999 to $6.8 million for the three months ended September 30, 2000, primarily due to interest on approximately [_]51.1 million in borrowings under the new senior credit facility required for the Company's European operations, the borrowings required for the purchase of those companies acquired during the three months ended September 30, 2000 and the interest on the Company's Senior Subordinated Notes.

     The results of operations for the three months ended September 30, 2000 reflect a loss of $0.2 million for the pallet manufacturing operation and are shown as loss from discontinued operations. During the second quarter of 2000, the Company determined that its pallet manufacturing operations in North America did not coincide with its core systems and services businesses. The Company's strategic goals include the growth and development of systems and services businesses, which include pallet recycling, pallet leasing, industrial drum reconditioning, RTC leasing and other logistic services. The Company's management believes its efforts and available capital will be more profitably applied to its systems and services segment, and, accordingly, has committed to a plan to divest substantially all of its pallet manufacturing operations.

     As a result of the foregoing, net loss increased to $9.9 million for the three months ended September 30, 2000 from $3.3 million for the three months ended September 30, 1999.

Nine Months Ended September 30, 2000 Compared to Nine Months Ended September 30, 1999

  The following table sets forth certain selected historical financial data as a percentage of revenues for the periods indicated (dollars in thousands):

                                                                                Nine Months Ended
                                                                                -----------------
                                                                September 30, 1999            September 30, 2000
                                                                ------------------            ------------------
Revenues................................................        $112,260       100.0%        $243,655        100.0%
Cost of goods sold......................................          91,071        81.1          192,983         79.2
                                                                --------       -----         --------        -----
Gross profit............................................          21,189        18.9           50,672         20.8
Selling, general and administrative expenses............          17,118        15.2           38,766         15.9
Merger transaction expenses.............................           1,918         1.7            1,283          0.6
Goodwill amortization...................................             218         0.2            4,164          1.7
Other operating (income) expense, net...................            (529)       (0.4)              90            -
                                                                --------       -----         --------        -----
Income from operations..................................           2,464         2.2            6,369          2.6
Interest expense, net...................................          (8,845)       (7.9)         (17,239)        (7.1)
Foreign currency loss, net..............................            (709)       (0.6)            (351)        (0.1)
Loss from equity entity.................................          (1,486)       (1.3)            (417)        (0.2)
Other expense, net......................................            (212)       (0.2)            (781)        (0.3)
                                                                --------       -----         --------        -----
Loss before income taxes and minority interest..........          (8,788)       (7.8)         (12,419)        (5.1)
Income tax provision (benefit)..........................              69           -             (589)        (0.2)
Minority interest.......................................             962         0.9                -            -
                                                                --------       -----         --------        -----
Loss from continuing operations before extraordinary
 loss and cumulative effect of change in accounting
 principle..............................................          (9,819)       (8.7)         (11,830)        (4.9)
Income from discontinued operations.....................               -           -              732          0.3
Extraordinary loss on early extinguishment of debt......               -                       (5,600)        (2.3)
Cumulative effect of change in accounting principle.....               -           -              770          0.3
                                                                --------       -----         --------        -----
Net loss................................................        $ (9,819)       (8.7)%       $(15,928)        (6.6)%
                                                                ========       =====         ========        =====


  Revenues increased by $131.4 million, or 117.0%, to $243.7 million for the nine months ended September 30, 2000 from $112.3 million for the nine months ended September 30, 1999. The increase in revenues is primarily attributable to the operations of IFCO North America and IFCO-U.S., which were acquired by IFCO in or at the time of the Merger. Revenues for IFCO North America and IFCO-U.S. were $131.8 million for the period from their acquisition through September 30, 2000. Revenues for those companies acquired during the three months ended September 30, 2000 were $6.1 million from their respective dates of acquisition. Revenues for the Company's European operations increased by $8.3 million, but was offset by a $14.8 million reporting currency decrease caused by the effect of the decline in the exchange rate between the euro and the U.S. dollar.

  Gross profit increased by $29.5 million, or 139.2%, to $50.7 million for the nine months ended September 30, 2000 from $21.2 million for the nine months ended September 30, 1999. Gross profit for IFCO North America and IFCO-U.S. was $25.5 million for the period from their acquisition through September 30, 2000. Gross profit for those companies acquired during the three months ended September 30, 2000 totaled $2.8 million from their respective dates of acquisition. Gross profit for the nine months ended September 30, 2000 for the Company's European operations increased by $4.3 million over the nine months ended September 30, 1999, but was offset by a $3.1 million reporting currency decrease caused by the effect of the decline in the exchange rate between the euro and the U.S. dollar. The increase in gross profit for the Company's European operations is attributable to revised estimates of the useful lives in RTCs and resultant decrease in depreciation for the nine months ended September 30, 2000 as compared to the nine months ended September 20, 1999.

  Selling, general and administrative expenses increased by $21.7 million, or 126.3%, to $38.8 million for the nine months ended September 30, 2000 from $17.1 million for the nine months ended September 30, 1999. Selling, general and administrative expenses for IFCO North America, IFCO-U.S. and corporate administrative expenses for the parent company, IFCO Systems N. V. were $21.6 million for the nine months ended September 30, 2000, and are net of a marketing and promotional cost and expense reimbursement from Schoeller Plast AG of $2.0 million which was paid to the Company for its efforts in expanding the RTC leasing and supply business in North America. There were no significant corporate administrative expenses for IFCO Systems N.V. for the nine months ended September 30, 1999. Selling, general and administrative expenses for those companies acquired during the three months ended September 30, 2000 were $1.7 million from their respective dates of acquisition. Selling, general and administrative expenses for the Company's European operations decreased by $1.6 million including the $0.8 million effect of the decline in the exchange rate between the euro and the U.S. dollar.

  Amortization of goodwill increased to $4.2 million for the nine months ended September 30, 2000, primarily due to the acquisition of IFCO North America and IFCO U.S., which were accounted for as purchases.

  Interest expense, net, increased from $8.9 million for the nine months ended September 30, 1999 to $17.2 million for the nine months ended September 30, 2000, primarily due to interest on approximately [_]51.1 million in borrowings under the new senior credit facility required for the Company's European operations, the borrowings required for the purchase of those companies acquired during the three months ended September 30, 2000 and the interest on the Company's Senior Subordinated Notes.

  The results of operations for the nine months ended September 30, 2000 reflect income of $0.7 million for the pallet manufacturing operation and is shown as income from discontinued operations. During the second quarter of 2000, the Company determined that its pallet manufacturing operations in North America did not coincide with its core systems and services businesses. The Company's strategic goals include the growth and development of systems and services businesses, which include pallet recycling, pallet leasing, industrial drum reconditioning, RTC leasing and other logistic services. The Company's management believes its efforts and available capital will be more profitably applied to its systems and services segment, and, accordingly, has committed to a plan to divest substantially all of its pallet manufacturing operations.

  The results of operations for the nine months ended September 30, 2000 include an extraordinary loss on early extinguishment of debt of $5.6 million related to the repayment of the Company's European indebtedness at the date of the Merger and a credit of $0.8 million for the cumulative effect of change in accounting policy related to the method used to account for refurbishment costs and expenses in Europe.

  As a result of the foregoing, net loss increased to $15.9 million for the nine months ended September 30, 2000 from $9.8 million for the nine months ended September 30, 1999.

Acquisitions


  During the three months ended September 30, 2000, the Company acquired three pallet recycling companies and one drum reconditioning company. These acquisitions were accounted for as purchases and were acquired using a combination of cash, the Company's ordinary shares, and subordinated promissory notes, with a total value of $97.0 million.


Liquidity and Capital Resources

  In March 2000, IFCO completed the Merger of PalEx with and into Silver Oak Acquisition Corp., IFCO's newly formed, wholly owned subsidiary, which initially changed its name to ``PalEx, Inc.'' and subsequently to "IFCO Systems North America, Inc." As a result of the Merger and related transactions, IFCO owned all of the stock of the IFCO Companies and IFCO North America. In the Merger, PalEx's stockholders received merger consideration with a total value of $9.00 per share consisting of cash and/or the Company's ordinary shares for each share of PalEx common stock. The total merger consideration for all the shares of PalEx common stock was $71.4 million in cash and 7.4 million of IFCO's ordinary shares based on elections by PalEx stockholders and adjustments pursuant to the merger agreement. The total consideration for the Merger was $184.5 million for the PalEx common stock plus the assumption of $153.5 million, as of March 8, 2000, of PalEx's debt.

  In connection with the Merger, in March 2000 IFCO completed an IPO of 13.0 million ordinary shares and subsequently issued an additional 1.95 million ordinary shares upon the underwriters' exercise of their overallotment option. The total net proceeds to the Company from and at the time of the IPO, including the exercise of the overallotment option, were $210.0 million. The net proceeds from the IPO were used, along with cash on hand, the net proceeds from the offering of the Senior Subordinated Notes, and borrowings from the Company's new senior credit facility, to repay a substantial portion of the debt of the IFCO Companies and PalEx, to pay the cash portion of the merger consideration to PalEx stockholders, to fund the cash payment due to GE Capital (see Note 1 to the Condensed Consolidated Financial Statements) and to fund IFCO's purchase of the remaining joint venture interest in IFCO-U.S.

  On the closing date of the IPO and the Merger, IFCO and IFCO North America entered into a new syndicated, secured senior credit facility, which was amended and restated on March 31, 2000, to complete the syndication. The syndicate of banks, financial institutions, and other entities includes Canadian Imperial Bank of Commerce and Bank One, Texas, NA. IFCO North America is the borrower, and IFCO and IFCO's other subsidiaries are guarantors. CIBC World Markets Corp. and Bank One Capital Markets, Inc., are the co-arrangers, and Bank One, Texas, NA is also the administrative agent. The new senior credit facility replaced the former credit facilities of IFCO Europe and PalEx's former senior credit facility, the outstanding balances of all of which were repaid in March 2000 with cash on hand, the net proceeds of the Offering and the offering of the Senior Subordinated Notes discussed below, and initial borrowings under the new senior credit facility.

The new senior credit facility provides for borrowings of up to $235.0 million and consists of (1) a multi-draw term loan facility in an aggregate principal amount of up to $108.75 million and (2) a revolving credit facility providing for revolving loans to IFCO North America of up to $126.25 million. The term loan may be borrowed in up to 20 drawings commencing on the closing date of the IPO and the Merger and ending on the third anniversary of the closing date. The term loan facility may be used only to finance permitted acquisitions. Permitted acquisitions include any acquisition in which the total consideration paid does not exceed $25.0 million. Pursuant to the new senior credit facility, the Company obtained consent for three acquisitions completed during the three months ended September 30, 2000 with an aggregate purchase price of $89.5 million. In connection with obtaining this consent, the new senior credit facility was amended as of July 31, 2000, so that the aggregate amount of consideration IFCO or its subsidiaries pay in connection with permitted acquisitions during any consecutive 12-month period may not exceed $50.0 million.

  There was $133.0 million outstanding under the new senior credit facility as of September 30, 2000, which includes [euro]51.1 million advanced to the Company's European operations, or $43.5 million (based on exchange rates at November 17, 2000), at September 30, 2000.

  IFCO North America is able to draw on the revolving credit facility through the third anniversary of the closing date of the Merger and IPO. The revolving credit facility matures on the sixth anniversary of the closing date. The revolving credit facility may be utilized to make capital expenditures and to finance the working capital needs of IFCO and its subsidiaries in the ordinary course of business and to pay fees and expenses related to the transactions. The borrowing base under the revolving credit facility is based on a percentage of IFCO's eligible accounts receivable, eligible inventory, and eligible RTCs. Eligible accounts receivable excludes accounts receivable in certain European countries in which a security interest in such receivables cannot be perfected. Eligible inventory includes pallets that IFCO and its subsidiaries own for lease to third parties. Eligible RTCs include those RTCs owned by IFCO-U.S.

  The outstanding amounts under the term loan and the revolving credit facility, as well as the swingline facility described below, bear interest at interest rates determined based upon the Company's consolidated total leverage ratio, which is defined in the new senior credit facility, and changes quarterly commencing with September 30, 2000. The rates range from a high of 300 basis points over LIBOR and 200 basis points over prime rate, if the Company's consolidated total leverage ratio is greater than 3.25, to a low of 200 basis points over LIBOR and 100 basis points over prime rate, if the Company's consolidated total leverage ratio is less than 1.75. The new senior credit facility establishes a 25 basis point increase if the consolidated total leverage ratio is 1.75 to less than 2.25 and a similar increase for each .50 increase in the consolidated total leverage ratio. Generally the Company may elect one-, two-, three- and six-month LIBOR. As of September 30, 2000 the outstanding debt under the term loan and revolving credit had a weighted average interest rate of 8.85%.

  The outstanding amounts under the term loan and the revolving credit facility are repayable in 12 consecutive quarterly installments commencing in June, 2003 in an aggregate amount for each 12-month period equal to 20% in the first period, 30% in the second period, and 50% in the third period.

  IFCO North America has available to it a multi-currency swingline facility for short-term borrowings denominated in certain readily available and freely tradable currencies in an amount not to exceed $50.0 million and a dollar swingline facility in an amount not to exceed $25.0 million. Any multi-currency swingline loan or dollar swingline loan reduces availability under the revolving facility on a dollar-for-dollar basis. IFCO North America may obtain letters of credit, in an aggregate amount not in excess of $25.0 million of the revolving facility, issued by Canadian Imperial Bank of Commerce and Bank One, NA. Drawings under any letter of credit will be reimbursed by IFCO North America on the same business day.

  IFCO North America's obligations under the new senior credit facility are guaranteed by IFCO and substantially all of its existing subsidiaries and future direct and indirect subsidiaries, other than subsidiaries deemed immaterial by the administrative agent. The new senior credit facility and the guarantees are secured by a perfected first priority security interest in all of the loan parties' substantial tangible and intangible assets, except for those assets the co-lead arrangers determine in their sole discretion that the cost of obtaining the security interest are excessive in relation to the value of the security.

  The new senior credit facility contains a number of covenants that, among other things, limit IFCO's and its subsidiaries' ability to dispose of assets, incur additional debt, merge or consolidate, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans, or advances, make acquisitions, make capital expenditures, prepay debt, or engage in certain transactions with affiliates, and otherwise restricts certain corporate activities. In addition, the new senior credit facility requires that IFCO and its subsidiaries comply with specified ratios and tests, including a minimum net worth test, a fixed charge coverage ratio, an interest coverage ratio, a leverage ratio, and a minimum EBITDA requirement. At September 30, 2000, the Company was in compliance with all covenants of the new senior secured credit facility, as amended.

  The new senior credit facility contains customary events of default, including non-payment of principal, interest, or fees, material inaccuracy of representations and warranties, violation of covenants, cross-default to certain other debt, certain events of bankruptcy and insolvency, certain events under ERISA, material judgments, actual or asserted invalidity of any guarantee, security document, subordination provision, or security interest, and a change of control in certain circumstances.

  The Company expects that cash generated from operations and available borrowings under the senior credit facility will be sufficient to meet its total cash operating requirements. The Company believes that the net proceeds from the sale of its new pallet manufacturing operations and other sources of capital will provide sufficient funding for the Company's growth in 2001. There can, however, be no assurances that the Company's operations will generate sufficient cash, the Company can sell the new pallet operations on a timely basis, the availability of other sources of capital at commercially reasonable terms, nor the amount of proceeds the Company would receive from the sale of the new pallet operations.

  On March 8, 2000, IFCO issued [euro]200.0 million principal amount of Senior Subordinated Notes, which translates to approximately $170.3 million, based on exchange rates as of November 17, 2000. The total net proceeds to the Company from the issuance of the Senior Subordinated Notes were $184.7 million. The Senior Subordinated Notes mature on March 15, 2010. Interest at the rate of 10 5/8% per year from the date of issuance is payable semiannually in arrears on each March 15 and September 15, commencing September 15, 2000. The Senior Subordinated Notes are not secured, but are guaranteed by the Company's material subsidiaries. The notes and the guarantees rank behind all of IFCO's existing and future senior debt, including IFCO's obligations under the new senior credit facility. The indenture governing the Senior Subordinated Notes contains a number of significant covenants, which restrict IFCO's corporate and business activities, including its ability to dispose of assets, incur additional debt, prepay other debt, pay dividends, repurchase or redeem capital stock, enter into specified investments or create new subsidiaries, enter into sale and lease-back transactions, make specific types of acquisitions, engage in mergers or consolidations, create liens, or engage in certain transactions with affiliates.

  At September 30, 2000, IFCO had entered into several capital lease agreements resulting in total capital lease obligations of $26.4 million.

Business Outlook

   IFCO operates round-trip systems in Europe, the United States, South America, and Japan and conducts North American pallet and industrial container service operations. IFCO owns and manages the leading rental pool of RTCs in Europe and the second largest rental pallet pool in North America. IFCO is also the largest provider of new and recycled pallets and industrial container reconditioning services in North America.

   The Company expects that cash generated from operations and available borrowings under the senior credit facility will be sufficient to meet its total cash operating requirements. The Company believes that the net proceeds from the sale of its new pallet manufacturing operations and other sources of capital will provide sufficient funding for the Company's growth in 2001. There can, however, be no assurances that the Company's operations will generate sufficient cash, the Company can sell the new pallet operations on a timely basis, the availability of other sources of capital at commercially reasonable terms, nor the amount of proceeds the Company would receive from the sale of the new pallet operations.

     The Company believes the divestiture of the pallet manufacturing business will allow it to focus on its systems and services businesses and also provide capital for future growth.

   The Company's results of operations as prepared in accordance with U.S. generally accepted accounting principles reflect the current cost structures for the Company. The Company continues to focus on economies of scale and network economics. The Company also will seek additional efficiencies in its U.S. operations, as it is able to integrate the new acquisitions completed in the three months ended September 30, 2000. Although the Company expects to incur relatively large development expenses for its e-commerce and pallet rental businesses in future periods, it anticipates that such expenses should decline as a percentage of sales as revenues increase.

Research and Development Activities

  The Company believes its research and development activities are important to the continuation of its growth. It views these activities as three-dimensional:
(1) new products and services for its current and prospective customers; (2) expansion into new regions with its existing products and services; and (3) addition of new services to its existing service offerings.

  IFCO is focused on the creation, development and implementation of e-logistics, a concept designed to promote the paperless flow of goods throughout the distribution chain. E-logistics uses IFCO's RTC systems to combine information flow, to a great extent facilitated by the Internet, with the physical flow of goods. The Company believes e-logistics enables customers and retailers to achieve additional efficiencies throughout the distribution chain.

  IFCO is also developing its business through geographic expansion of its RTC system for produce, primarily incurring developing expenses in North America and, to a lesser extent, South America. In addition, the Company is leveraging off of its expertise to develop new systems and services offerings. IFCO is expending significant development efforts in this manner, primarily in the area of pallet systems and services in North America and dry goods systems in Europe.

  IFCO regularly engages in research and development activities in all of its existing lines of businesses with respect to product, service, and system innovation.

Employment Information

     As of September 30, 2000 and 1999, IFCO employed approximately 5,300 and 700 people respectively. The increase was primarily due to the merger with PalEx in March 2000 and the purchase of companies during the three months ended September 30, 2000.

Seasonality

     IFCO's RTC revenues vary depending on the fruit and vegetable-harvesting season in different countries. Historically, a higher portion of its sales and operating income has been recognized in the fourth quarter than in the first quarter, which has historically been its weakest quarter. Revenues in Germany and France, for example, are highest in summer and fall, whereas revenues in Southern Europe reach a peak late in fall and throughout winter. Seasonality also has an influence on pricing, as transportation costs incurred during the winter to transport IFCO's RTCs from warmer countries in Southern Europe are higher than the costs to transport the RTCs from closer locations in Central Europe. IFCO accordingly charges customers in these Southern European countries higher usage fees.

     The pallet manufacturing, recycling, and crating businesses in North America are subject to seasonal variations in operations and demand. The third quarter is traditionally the quarter with the lowest demand for these businesses. IFCO has a significant number of agricultural customers for these businesses and typically experiences the greatest demand for new pallets from these customers during the citrus and produce harvesting seasons, generally October through May. Yearly results can fluctuate significantly in this region depending on the size of the citrus and produce harvests, which, in turn, largely depend on the occurrence and severity of freezing weather and changes in rainfall. Adverse weather conditions may also affect IFCO's North American locations serving predominantly manufacturing and industrial customers experience less seasonality. IFCO's drum reconditioning segment is not significantly impacted by seasonal fluctuations, with the second calendar quarter only slightly favorably impacted more than the remainder of the year. Reconditioned drum sales are strongest during a period generally beginning in April and extending through September, with preseason production for this period running from January through March.


Year 2000 Issues

     The Company is unaware of any material impact resulting from or that could result from the year 2000 issue.

Forward-looking Disclaimer

     Some of the statements contained in this report discuss future expectations, contain projections of results of operations or financial condition of IFCO, or state other forward-looking information. These statements may include financial information and/or statements for periods following the period covered by this report. You can find many of these statements by looking for words like believes, expects, anticipates, estimates, or similar expressions used in this report.

     These forward-looking statements may be affected by known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions that we believe to be reasonable. Risks and uncertainties include the following: (1) IFCO's ability to effectively integrate its operations and achieve its operational and growth objectives; (2) the competitive nature of the container businesses, including RTCs, pallets, and industrial containers; (3) customer demand and business and economic cycles; (4) the ability to finance capital expenditures and growth; (5) conditions in lumber markets, (6) seasonality, (7) weather conditions; (8) the ability to sell the pallet manufacturing operations; (9) changes in national or international politics and economics; (10) currency exchange rate fluctuations; and (11) changes in capital and financial markets, including the performance of companies listed on the Frankfurt Stock Exchange or the Nasdaq National Market.

     Important factors that could cause IFCO's actual results to be materially different from the forward-looking statements are also disclosed throughout this report.

                                   SIGNATURE

     The Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 29, 2000.


                                  IFCO SYSTEMS N.V.


                                               /s/ Michael W. Nimtsch
                                  By:_________________________________________
                                                  Michael W. Nimtsch
                                     Senior Executive Vice President and Chief
                                                  Financial Officer


                                                   /s/ M. Ted Grubbs
                                  By:_________________________________________
                                                      M. Ted Grubbs
                                                  Corporate Controller

                                                                      APPENDIX B

FOR IMMEDIATE RELEASE
November 29, 2000
FRANKFURT: IFE (NASDAQ: IFCO

IFCO Systems Pro Forma Revenue Grew 9.3% to $volpi98.8 Million in Q3 2000 Compared to the Prior Year Period
 .   Pro forma currency adjusted revenue growth was 15.7%
 .   RTC Systems revenue grew 12.7%, on an constant currency basis
 .   Pallet and industrial container systems and services revenue grew 18.1%
 .   YTD EBITDA totaled $41.4 million

AMSTERDAM, November 29, 2000 - IFCO Systems N.V. ("IFCO Systems" or the "Company"), a global leader in round-trip logistics systems and services announced its third quarter results today. For the quarter ended September 30, 2000 the Company reported revenue of $98.8 million and a net loss of $9.9 million in the third quarter 2000 according to US GAAP. This compares to revenue of $38.5 million and a net loss of $3.3 million in the same period in 1999. Revenue for the nine months ended September 30, 2000 totaled $243.7 million, with a net loss of $15.9 million.

The increases in revenue for the third quarter 2000 and nine-months period are primarily attributable to the acquisition of PalEx in March 2000. The net loss for both periods was partially due to one-time costs related to infrastructure-building investments, pallet pooling activities in North America and IFCO Online initiatives. During the first nine months, IFCO Systems incurred $6.9 million of cost relating to the IPO and the refinancing of the bank credit facility.

On a pro forma basis, as if PalEx had been acquired at the beginning of 1999, and reflecting acquisitions completed in the third quarter on a pro rata basis - from date of acquisition, revenue increased 9.3% to $98.8 million in Q3 2000 compared to $90.4 million in Q3 1999. Pro forma revenue for the 2000 nine-months period totaled $285.8 million, 7.4% above the same period in 1999. Pro forma EBITDA totaled $8.1 million in Q3 2000 compared to $11.5 million in Q3 1999.

European RTC revenue declined 6.8% to $35.9 million in Q3 2000 compared to the same period in 1999. North American RTC revenue increased more than 100% during the 2000 quarter compared with the 1999 period, which was in-line with expectations. Pallet and industrial container systems and services pro forma revenue grew 18.1% to $59.3 million in Q3 2000 compared to Q3 1999 primarily due to the consolidation of acquisitions completed in the third quarter. These results were adversely affected by several extraordinary factors including:

The EUR declined 16% against the $, which reduced revenue and EBITDA by $5.8 million and $0.6 million, respectively, in the 2000 quarter compared to the 1999 period. It is important to note that IFCO Systems business is functionally hedged as all revenue generated and costs incurred in EUR-linked currencies are only translated to $ for purposes of reporting consolidated results and that the decline in the EUR/$ exchange rates has no effect on IFCO Systems ability to generate cash. The European revenue reported in $ therefore does not reflect the actual growth of the business.

European RTC revenue grew 8.3% on a currency adjusted basis, which was lower than expected partially due to external events including floods in Southern Europe, which adversely affected harvest yields and a trucking strike in France.

IFCO Systems invested $8.9 million in infrastructure-building investments, pallet pooling activities in North America and IFCO Online initiatives during Q3 2000. EBITDA for the 2000 period was $8.1 million (nine months 2000: $41.4 million). Excluding these costs EBITDA in Q3 2000 would have been $17.1 million, 23.9% above Q3 1999. EBITA was $-1.0 million (nine months 2000 = $16.3 million).

In Q3 2000 IFCO Systems added new RTC system partners throughout Europe, which management believes begin to contribute to the Companys growth in 2001. These partners include Eurospin and Iperal in Italy, Auchan and Systeme U in France, ADEG in Austria, Grupo Hermanos Martin in Spain, Supergros in Denmark.

North American pro forma revenues from the pallet services and industrial container business grew by 18.1% to $59.3 million in Q3 2000 (nine months 2000 = $171.3 million, a growth of 14.2% over the 1999 period). This increase is primarily due to the consolidation of the network completing acquisitions.

The sale of the pallet manufacturing business remains one of the Companys top priorities and management intends to complete the sales of this business in the first half of 2001. The pallet manufacturing business was not included in the above results as it is classified as a discontinued operation according to US GAAP.

Management was disappointed with the results and growth rates in the quarter ended September 30, 2000. IFCO Systems management is confident in its business model and growth potential. The Company is committed to intelligently implementing its business plan and driving earnings.

IFCO Systems was in compliance with its bank covenants as of September 30, 2000.

CEO Martin Schoeller explains: "It will still take some time for our investments and strategy to show results. However, I believe IFCO is strategically very well positioned and should be able to capitalize on the growth opportunities in North America with the help of our acquired service network. The Company owns the critical mass for further expansion of the round trip systems and logistics services on both sides of the Atlantic."

Contact Information:
Conference Call Scheduled
Wednesday, November 29, 2000
4 p.m., Central European Time/10 a.m., Eastern Daylight
TimeLive audiocast: www.vcall.com
Dial-In Number:
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Europe/RoW: +49 69 27113 700
United States: +49 69 27113 700
Moderator: Michael W. Nimtsch
Replay Dial-In*:
http://www.vcall.com
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International: +49 69 920 53 444 available for 48h
Institutional investors and IFCO analysts must pre-register to participate in the question and answer segment by contacting the following:
Europe
Catja M. Collen
Head of Investor Relations
IFCO Systems, N.V.
Tel.  +49 89 744 91 222
Fax  + 49 89 744 767 222
german communications dbk AG
Jorg Bretschneider
Holzdamm 28-32, 20099 Hamburg,
Tel. +49 (0) 40/46 88 33-0
Fax + 49 (0) 40/47 81 80
United States
Jennifer Daniels
IFCO Systems North America.
Tel:  863-533-1148, ext. 1530

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